UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42572

AsiaStrategy

(Translation of registrant’s name into English)

33/F Sunshine Plaza
353 Lockhart Road, Wan Chai, Hong Kong
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Change of Independent Registered Public Accounting Firm

AsiaStrategy, a Cayman Islands exempted company (Nasdaq: SORA) (the “Company”), previously known as “Top Win International Limited”, has appointed J&S Associate PLT as its independent registered public accounting firm, effective on November 6, 2025. The appointment of J&S Associate PLT was made after a careful evaluation process by the Company and has been approved by the audit committee and the board of directors of the Company. J&S Associate PLT is engaged to audit and report on the consolidated financial statements of the Company for the fiscal year ending December 31, 2025, and review the consolidated financial statements of the Company for the six months ended June 30, 2025.

During the Company’s fiscal years ended December 31, 2023 and 2024 and until the engagement of J&S Associate PLT, neither the Company nor anyone on its behalf has consulted with J&S Associate PLT on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company by J&S Associate PLT which J&S Associate PLT concluded as an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

The audit committee and the board of directors of the Company have also approved the dismissal of Marcum Asia CPAs LLP as the independent accountant of the Company on October 31, 2025. The audit report of Marcum Asia CPAs LLP on the consolidated financial statements of the Company dated May 12, 2025 did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles. During the fiscal years ended December 31, 2023 and 2024, and the subsequent interim period preceding such dismissal, there were no: (1) “disagreements” (as that term is defined in 16F (a)(1)(iv) of Form 20-F and the related instructions) between the Company and Marcum Asia CPAs LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Marcum Asia CPAs LLP, would have caused Marcum Asia CPAs LLP to make reference in connection with their opinion to the subject matter of the disagreement, or (2) reportable events as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F, other than the material weaknesses reported by management in the annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 12, 2025, including (a) our lack of appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and related disclosures, in accordance with U.S. GAAP and SEC financial reporting requirements; (b) our lack of an internal audit function to establish formal risk assessment process and internal control framework; and (c) our lack of proper IT control environment and the deficiencies identified in control areas including Logical Assess Management, Change Management, IT operation as well as Cyber Security Management.

The Company provided Marcum Asia CPAs LLP with a copy of the disclosures it is making in this report on Form 6-K and requested that Marcum Asia CPAs LLP furnish a letter addressed to the SEC stating whether it agrees with the statements made herein and, if not, stating the respects in which it does not agree. A copy of such letter from Marcum Asia CPAs LLP is appended to this current report as Exhibit 99.1.

The Company intends to use this current report on Form 6-K and the accompanying exhibit to satisfy its reporting obligations under Item 16F(a) of its annual report on Form 20-F for the year ending December 31, 2025 to the extent provided in and permitted by Paragraph 2 of the Instructions to Item 16F of Form 20-F.

Exhibit Index

Exhibit No.	Description
99.1	Letter from Marcum Asia CPAs LLP dated November 7, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 7, 2025	AsiaStrategy

	By:	/s/ Jason Kin Hoi Fang
	Name:	Jason Kin Hoi Fang
	Title:	Co-Chief Executive Officer and Director

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